Mail Stop 3561

April 6, 2009

<u>Via Fax & U.S. Mail</u>

Mr. E. Brian Hansberry
President and Chief Executive Officer
Seneca Gaming Corporation
310 Fourth Street
Niagara Falls, NY 14303

> **Re: Seneca Gaming Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 333-117633**

Dear Mr. Hansberry:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K

Consolidated Statements of Cash Flows

1. We note that you have reflected increases and decreases in restricted cash as a component of cash flows from investing activities in your consolidated statements of cash flows. We further note from the disclosures in Note 9 on page F-12 that the restricted cash reflected in your financial statements at September 30, 2007, represents cash in an interest bearing bank account which was restricted for use as collateral for a $14.6 million letter of credit with a bank, established to be drawn upon to fund the intended purchase of certain parcels of land. As the purpose of the restricted cash account is to provide collateral for the letter of credit, it appears that changes in restricted cash would be more appropriately classified as cash flows from financing activities in accordance with the guidance in paragraph 18 of SFAS No.95. Please revise future filings accordingly or explain why you do not believe this is required.

Note 13. Related Party Transactions

Other Related Party Transactions

2. We note from the disclosure on page F-16, that the Company is charged by the Nation for SGA costs which are incurred by the Nation. We also note that such costs totaled $10.9 million in 2008, $10.3 million in 2007 and $9.8 million in 2006. In future filings, please revise to disclose the method or methods being used by the Nation to allocate such costs to the Company and provide a representation by management that the allocation method used is reasonable. Refer to the guidance outlined in SAB Topic 1:B:1 Question 2.

Note 14. Commitments and Contingencies

Valuation Proceedings Pursuant to New York Eminent Domain Procedure Law

3. We note from the disclosure in Note 14, that if the New York state courts in the eminent domain proceedings for the various parcels discussed on pages F-21 and F-22 to your financial statements, determines that the value for the land improvements is higher than the appraised values paid to the condemnees, then SGC may be liable to the condemnee for the difference and potentially also

responsible for certain additional costs and payments to the condemnees such as attorney's fees. We also note from the disclosure in the second paragraph on page F-22 that as of September 30, 2008, a reserve in the amount of $6.4 million has been established for such matters and included as a component of other current liabilities in the Company's consolidated balance sheet.

4. As it appears reasonably possible that SGC may become liable to the condemnees for an amount in excess of the $6.4 million that has been accrued at September 30, 2008, please revise future filings to disclose the amount or range of additional amounts that may become due to the various condemnees as a result of the valuation proceedings. Refer to the guidance outlined in paragraph 10 of SFAS No. 5.

Report on Form 8-K filed February 17, 2009

Non-GAAP Financial Measures

5. We note the presentation of the measure "Adjusted EBITDA" which excludes items which are recurring such as pre-opening expense and head lease expense. In light of this fact, please explain in further detail why management believes the disclosure of this measure provides meaningful and useful information to investors. Refer to the guidance in Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" included on the Commission's website at www.sec.gov.

6. In addition, please note that presentations of Non-GAAP financial measures, such as EBITDA and Adjusted EBITDA, included in Selected Financial Data, MD&A, as well as furnished press releases should comply with SEC Release No. 34-47226 and Item 10(e) of Regulation S-K. In this regard, assuming a satisfactory response to the above comment, please revise future filings to disclose how each of these non-GAAP measures are used by the Company's management and to explain why management believes disclosure of these non-GAAP measures provides useful information to investors.

7. We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filing to be certain that the filing includes all information
    required under the Securities Exchange Act of 1934 and that they have provided
    all information investors require for an informed investment decision. Since the
    company and its management are in possession of all facts relating to a
    company's disclosure, they are responsible for the accuracy and adequacy of the
    disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
    statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the
    disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do
    not foreclose the Commission from taking any action with respect to the filing;
    and

    ·   the company may not assert staff comments as a defense in any
    proceeding initiated by the Commission or any person under the federal securities
    laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

   You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

   Via Fax: Mr. David Sheridan
            (716) 299-1200